



14048922

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 0 4 2014

Washington DC 404

SEC FILE NUMBER
8- 45380

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____**01/01/13**_____ AND ENDING_____**12/31/13**_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PORTFOLIO RESOURCES GROUP, INC.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

800 BRICKELL AVENUE - SUITE 903
(No. and Street)

MIAMI   **FLORIDA**   **33131**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANTONIO CAMEJO   **(305) 372-0299**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.
(Name – if individual, state last, first, middle name)

8211 W. BROWARD BLVD. - SUITE 370   PLANTATION   **FLORIDA**   **33324**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __ANTONIO CAMEJO__ _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __PORTFOLIO RESOURCES GROUP, INC.__ _____ , as of _____ __DECEMBER 31__ _____ , 20 __13__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__SEE ATTACHED LIST__

_____

_____

_____

_____
Signature

__PRESIDENT__
Title

Sharon L. Vernon
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Finkelstein
Brown
Nemet
& Rothchild, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

PORTFOLIO RESOURCES GROUP, INC.

REPORT

DECEMBER 31, 2013

PRX902054	Jose and Olga Maraver
PRX902005	Antonio and Nora Camejo
PRX902013	Antonio Camejo
LVG132656	Carmen Elena Sosa
LVG131104	James Brewer Carias and Carmen Elena Sosa Brewer
LND001118	Juan Ignacio Sosa and Maria Elena Vera
LND131576	Juan Ignacio Sosa and Maria Elena Vera
PRX902047	Juan Ignacio Sosa
LND131527	Juan Ignacio Sosa Vera
LND902398	Juan Ignacio Sosa Vera
PRX902039	Monica Vaca
PRX902021	Sharon L. Vernon
PRX591139	Investment Resources International, Inc.
PRX591147	Portfolio Resources Advisor Group, Inc.
LVG131252	Capital Management Resources
LVG131716	Capital Management Resources
LND131170	Inversiones Sosabas
LND131220	Briceno & Asociados
LND132681	Pinto Enterprises, Ltd.
LND133010	Welsher Enterprises, S.A.
LND131493	Venequip Corp S.A.
LND231780	Venequip Agro

PORTFOLIO RESOURCES GROUP, INC.

CONTENTS

INDEPENDENT AUDITOR'S REPORT

STATEMENT OF FINANCIAL CONDITION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

STATEMENT OF OPERATIONS

STATEMENT OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

Computation of Net Capital Per Uniform Net
Capital Rule 15c 3-1 (Schedule I)

Computation for Determination of Reserve
Requirements Pursuant to Rule 15c 3-3 (Schedule II)

Reconciliation of Computation of Net Capital
Per Uniform Net Capital Rule 15c 3-1 to
Company's Corresponding Unaudited Form
X-17A-5, Part IIA Filing (Schedule III)

Subordinated Debt (Schedule IV)

REPORT ON INTERNAL CONTROL REQUIRED BY SEC
RULE 17a-5 FOR A BROKER-DEALER CLAIMING
AN EXEMPTION FROM SEC RULE 15c3-3

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING
AGREED-UPON PROCEDURES

Finkelstein
Brown
Nemet
& Rothchild, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

8211 West Broward Blvd. • Suite 370
Plantation, Florida 33324

9595 North Kendall Dr. • Suite 200
Miami, Florida 33176

Broward: (954) 437-0017
Fax: (954) 424-8613
Dade: (305) 595-2727
Fax: (305) 595-4691

Reply to: ☐ Plantation
☐ Miami

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Portfolio Resources Group, Inc.

We have audited the accompanying financial statements of Portfolio Resources Group, Inc. which comprise the statement of financial condition as of December 31, 2013 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risk of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Portfolio Resources Group, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purposes of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.

Plantation, Florida
February 25, 2014

**Finkelstein
Brown
Nemet
& Rothchild, P.A.**

PORTFOLIO RESOURCES GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and Cash Equivalent	$ 91,383
Money Market Funds	650,458
Deposit With Clearing Organization	100,000
Commissions Receivable	97,170
Deferred Tax Asset	29,095
Prepaid Expenses	42,835
Computer Equipment (Net of Accumulated Depreciation of $11,996)	13,265
Furniture and Fixtures (Net of Accumulated Depreciation of $83,253)	52,068
Office Equipment (Net of Accumulated Depreciation of $50,523)	15,091
Leasehold Improvement (Net of Accumulated Depreciation of $1,377)	6,078
	$ 1,097,443

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Accounts Payable and Accrued Expenses		$ 339,867
Commissions Payable		90,887
Deferred Income Taxes Payable		17,990
Note Payable – FINRA		10,425
		459,169

COMMITMENTS AND CONTINGENCIES (SEE NOTE 2)

STOCKHOLDERS' EQUITY:

Common Stock - 1,000,000 Shares Authorized $1 Par Value; 73,100 Shares Issued and Outstanding	$ 82,025	
Preferred Stock – 100,000 Shares of Series A Preferred Shares $1 Par Value; 100,000 Shares Issued and Outstanding	100,000	
Paid-In Capital	258,350	
Treasury Stock - At Cost 8,925 Shares	(26,247)	
Retained Earnings	224,146	638,274
		$ 1,097,443

See Accompanying Notes

PORTFOLIO RESOURCES GROUP, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	COMMON STOCK	PREFERRED STOCK	PAID-IN CAPITAL	TREASURY STOCK	RETAINED EARNINGS	TOTAL
SHAREHOLDERS' EQUITY JANUARY 1, 2013	$ 82,025	$100,000	$ 258,350	$ (26,247)	$ 105,932	$ 520,060
INCOME					118,214	118,214
SHAREHOLDERS' EQUITY DECEMBER 31, 2013	$ 82,025	$ 100,000	$ 258,350	$ (26,247)	$ 224,146	$ 638,274

See Accompanying Notes

PORTFOLIO RESOURCES GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUES:		
Principal Transactions		$ 321,437
Commission Income		1,952,986
Service Fee Income		1,067,562
		3,341,985
OPERATING EXPENSES		3,189,033
INCOME FROM OPERATIONS		152,952
OTHER INCOME (EXPENSES):		
Interest Income		226
INCOME BEFORE PROVISION FOR INCOME TAX		153,178
PROVISION FOR INCOME TAX:		
Current	$ 2,914	
Deferred	32,050	34,964
INCOME		$ 118,214

See Accompanying Notes

PORTFOLIO RESOURCES GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:	
Income	$ 118,214
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:	
Depreciation	25,492
Adjustments to Reconcile Income to Net Cash Provided By Operating Activities:	
Increase in Accounts Payable	40,053
Decrease in Commissions Receivable From Broker	44,229
Decrease in Prepaid Expense	341
Decrease in Commissions Payable	(4,359)
Increase in Deferred Tax Liability	3,715
Decrease in Deferred Tax Asset	28,335
Increase in Note Payable to FINRA	10,425
Net Cash Provided by Operating Activities	266,445
CASH FLOW FROM INVESTING ACTIVITIES:	
Purchase of Equipment	(1,438)
Net Cash Used by Investing Activities	(1,438)
INCREASE IN CASH	265,007
CASH BALANCE - JANUARY 1, 2013	476,834
CASH BALANCE - DECEMBER 31, 2013	$ 741,841
CASH PAID DURING YEAR FOR:	
Interest	$ 226

DISCLOSURE OF ACCOUNTING POLICY:

For purposes of the statement of cash flows, the Company considers cash in bank accounts, interest-bearing deposits in banks and money market funds that are immediately available without material amount of penalty to be cash.

See Accompanying Notes

NOTE 1   SIGNIFICANT ACCOUNTING POLICIES:

The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the Florida Division of Securities as a broker/dealer. Consequently, its record keeping is in accordance with the rules and regulations prescribed by these agencies.

The Company is subject to the "Net Capital Rule" of the Securities and Exchange Commissions which require that the "Aggregate Indebtedness" as defined, shall not exceed fifteen times "Net Capital", as defined. At December 31, 2013 the Company's Net Capital was $ $429,048 and the "Required Net Capital", as defined, was $100,000. The ratio of "Aggregate Indebtedness" to "Net Capital" was - 107.02%. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

INCOME TAXES:

Income taxes are provided for the tax effects of the transactions reported in the financial statements.

MONEY MARKET FUNDS:

These consist of a money market account held by the Company's carrying broker. This account is shown at its market value.

FIXED ASSETS:

The Company's fixed assets are stated at cost. Repairs and maintenance are charged to expense as incurred. Upon disposition of fixed assets, if any, the related assets and accumulated depreciation are removed from the accounts and any gain or loss credited or charged to income. For financial reporting, fixed assets are depreciated using the straight-line Depreciation expense, for financial statement purposes, as of December 31, 2013 there was $25,492.

ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

SUBSEQUENT EVENTS:

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosures through February 25, 2014, the date the financial statements were available to be issued.

NOTE 1   SIGNIFICANT ACCOUNTING POLICIES (CON'T):

PREFERRED STOCK ISSUED:

The company authorized to issue 100,000 shares of Preferred Stock, par value
$1.00 per share which it designated as Series A Preferred Stock. The Series A
Preferred Stock shall accumulate a dividend of 3% per Annum from funds
legally available for distribution, have no conversion rights to Common Stock,
have no voting rights except with respect to matters pertaining to the rights and
preferences at such Preferred Stock, be redeemable at par by the Company
after one year and by shareholder at any time after 5 years and have
preference over common stock upon liquidation.

NOTE 2   COMMITMENTS AND CONTINGENCIES:

The Company is an introducing broker and clears all transactions with and for customers
on a fully disclosed basis with Pershing, LLC. The Company instructs all customers to
transmit funds and securities to such clearing broker/dealer. In connection with this
arrangement, the Company is contingently liable for the payment of securities purchased
and the delivery of securities sold by customers. The agreement may be canceled by
either of the parties hereto upon sixty (60) days written notice or upon 30 days if various
net capital requirements are not met.

The Company has an arrangement with Investment Resources International, Inc., an
affiliated company, to pay 1% of Human Resources Services and 80% of the cost of staff
expenses.

NOTE 3   RELATED PARTY TRANSACTIONS:

EXPENSES:

Included in operating expenses is $692,409 for staff expenses and Human Resources
Services paid to an affiliated company, Investment Resources International, Inc. The
companies are related by common ownership.

NOTE 4   CONCENTRATION OF RISK:

A significant portion of the Company's customers are located in Venezuela and Israel.

NOTE 5   NOTE PAYABLE:

As a result of a FINRA audit, the Company agreed to a monetary sanction of
$25,000. The Company entered into a 24 month promissory note with FINRA in
January of 2013. The monthly payments of $835 consist of principal and
interest of 6.25% annually. The balance as of December 31, 2013 was $10,425.
The sanction was a result of the Company overcharging $4,673 due to
commission errors in twelve accounts over a five year period. Restitution plus
interest was made to clients. No further action was brought against the
Company.

NOTE 6   INCOME TAXES:

Income tax expense has been computed at the statutory rates applicable during the year. Deferred Income Taxes are provided for certain expenses which are recognized in different periods for tax and financial reporting purposes. The temporary differences that give rise to the deferred tax liability is depreciation. The temporary difference
that gives rise to the deferred tax asset is a net operating loss of $113,392. The net operating loss is to be carried forward until 2031.

The components of taxes on income as of December 31, 2013 are as follows:

Current Tax Benefit:
Federal	$	0
State		2,914
		$ 2,914

Deferred Tax Expenses:
Federal	$23,312
State	8,738
	$32,050

Provision for Income Tax	$ 34,964

NOTE 7   OPERATING LEASE:

The Company entered into an eight year operating lease on February 2006 for office space expiring in 2014. The Company occupied the space as of August 18, 2006. The company amended the lease agreement to include additional office space on January 2012 expiring January 2017. The monthly payment is $10,892 which represents base rent and sales tax. The future minimum rental payments due under the lease for the year ended December 31, 2013 are as follows:

2014	126,202
2015	129,988
2016	133,887

For 2013 rent expense amounted to $124,481.

The Company entered into a five year operating lease on November 2011 for a copier expiring December 2016. The monthly payment is $363 which represents base rent and sales tax. The future minimum lease payments due under the lease for the year ending December 31, 2013 are as follows:

2014 through 2016 $4,356

As part of the operating lease for office space the landlord requires a $25,000 letter of credit which is fulfilled by the Company with a Certificate of Deposit at Intercredit Bank having a current balance of $32,568 and included in Statement of Financial Condition Cash and Cash Equivalent.

NOTE 8   CASH AND CASH EQUIVALENT:

Included in money market funds is $270,921 which is restricted deposits of broker's escrow account. The Company withholds and deposits into this account 5% of gross commissions, typically up to $50,000, although risk evaluations and deposits may vary by broker, as escrow to cover for errors, omissions and customer claims resulting from actions of the broker and not of the Company or its employees.

SUPPLEMENTARY INFORMATION

CREDITS:
Shareholders' Equity $ 638,274

DEBITS:
Prepaid Expenses	42,835
Property, Plant & Equipment	86,502
Deferred Tax Asset	29,095
Intercredit C.D.	32,568
Accounts Receivable	5,000
	196,000

NET CAPITAL BEFORE HAIRCUTS ON
SECURITIES POSITION   442,274

Haircuts on Securities Position:
Money Market Fund	$ 7,591	
Brokers Guarantee	5,418	
Short Position	26	
Foreign Currency	191	13,226

     NET CAPITAL   429,048

MINIMUM NET CAPITAL REQUIREMENT:
6 2/3% of Aggregate Indebtedness
of $459,169 or $100,000, whichever
is greater   100,000

     EXCESS NET CAPITAL $ 329,048

RATIO OF AGGREGATE INDEBTEDNESS
TO NET CAPITAL   107.02%

SCHEDULE OF AGGREGATE INDEBTEDNESS:
Accounts Payable & Accrued Expenses	339,867
Commissions Payable	90,887
Deferred Income Tax Payable	17,990
Note Payable – FINRA	10,425
	$ 459,169

See Accompanying Accountants' Report

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
SCHEDULE II

The Company claims an exception from Rule 15c3-3 under the following sections:

(K) (2) (B) - All customers transactions are cleared through another broker/dealer, Pershing, LLC, on a fully-disclosed basis.

PORTFOLIO RESOURCES GROUP, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
PER UNIFORM NET CAPITAL RULE 15c 3-1 TO
COMPANY'S CORRESPONDING UNAUDITED
FORM X-17A-5 PART IIA FILING
DECEMBER 31, 2013
SCHEDULE III

NET CAPITAL PER COMPUTATION $ 429,048

Adjustments:
Income Taxes Payable   (66,014)
Deferred Income Taxes   3,715
FINRA Payable   860
Insurance Payable   9,536

NET CAPITAL PER COMPUTATION INCLUDED
IN THE COMPANY'S UNAUDITED FORM
X-17A-5 PART IIA FILING $ 377,145

See Accompanying Accountants' Report

SUBORDINATED DEBT
SCHEDULE IV

The Company did not have subordinated debt as of December 31, 2013 or at any time during the year then ended.

Finkelstein
Brown
Nemet
& Rothchild, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

3211 West Broward Blvd. • Suite 370
Plantation, Florida 33324

9595 North Kendall Dr. • Suite 200
Miami, Florida 33176

Broward: (954) 437-0017
Fax: (954) 424-8613
Dade: (305) 595-2727
Fax: (305) 595-4691

Reply to: ☐ Plantation
☐ Miami

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Portfolio Resources Group, Inc.

In planning and performing our audit of the financial statements of Portfolio Resources Group, Inc., as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

To the Board of Directors
Portfolio Resources Group, Inc.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance..

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.
February 25, 2014

Finkelstein
Brown
Nemet
& Rothchild, P.A.

Finkelstein
Brown
Nemet
& Rothchild, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

8211 West Broward Blvd. · Suite 370
Plantation, Florida 33324

9595 North Kendall Dr. · Suite 200
Miami, Florida 33176

Broward: (954) 437-0017
Fax: (954) 424-8613
Dade: (305) 595-2727
Fax: (305) 595-4691

Reply to: ☐ Plantation
☐ Miami

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Portfolio Resources Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Portfolio Resources Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, and solely to assist you and the other specified parties in evaluating Portfolio Resources Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Portfolio Resources Group, Inc,'s management is responsible for the Portfolio Resources Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

To the Board of Directors
Portfolio Resources Group, Inc.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.
February 25, 2014

Finkelstein
Brown
Nemet
& Rothchild, P.A.